Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

May 29, 2013

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Mr. Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	News Corporation
Form 10-K for the Year Ended June 30, 2012
Filed August 14, 2012
File No. 1-32352

Dear Mr. Spirgel:

On behalf of News Corporation (the “Company”), set forth below are responses of the Company to the Staff’s letter of comment, dated May 8, 2013, relating to the Form 10-K for the year ended June 30, 2012 (the “Form 10-K”) filed with the Securities and Exchange Commission on August 14, 2012 (File No. 1-32352) and the documents incorporated therein by reference. As you may be aware, on June 28, 2012, we announced our intent to pursue the separation of our business into two separate independent companies, consisting of the Company, which will retain its media and entertainment business (“Parent”), and New News Corporation, which will hold the businesses comprising our newspapers, information services and integrated marketing services, digital real estate services, book publishing, digital education and sports programming and pay-tv distribution in Australia (“New News Corporation”). New News Corporation’s Registration Statement on Form 10 has been the subject of a separate Staff review. Accordingly, where we indicate that we will comply in future filings, our responses below are in relation to Parent’s disclosures.

For your convenience, we have repeated and numbered each paragraph below to correspond to the numbered comment set forth in the Staff’s comment letter.

Form 10-K for the Fiscal Year Ended June 30, 2012

Segment Analysis, page 57

1. We note that while you discuss certain factors to which changes are attributable, you do not quantify certain of these factors nor analyze the underlying business reasons for the changes. For example, you attribute an increase of 22% in the Filmed Entertainment segment’s operating income primarily to revenue increases, lower releasing costs and lower production amortization costs, partially offset by the inclusion of expenses at Shine. However, you do not quantify these factors nor analyze the underlying reason for the change in lower releasing costs and lower production amortization costs. Where there are material fluctuations individually or in aggregate, we believe your disclosures could be improved by ensuring that all material factors are quantified and analyzed.

We acknowledge the Staff’s comment and confirm that in future filings we will provide the relevant disclosure quantifying and analyzing material factors, if applicable.

Consolidated Statements of Operations, page 85

2. Please revise the notes to your financial statements to disclose the revenues derived from each of your principal products and services for each period presented in your financial statements as required by ASC 280-10-50-40. Consideration should be given to providing separate disclosure of revenues derived from advertising, affiliation revenues, subscriber fees, licensing fees, and revenues from the sale of books and home entertainment products.

We acknowledge the Staff’s comment and confirm that in future filings we will provide the relevant disclosure required.

Note 17. Income Taxes, page 142

3. We note that you generated significant income from continuing operations before income taxes in the last three fiscal years. We also note that you have recognized a valuation allowance of $2,700,000 as of June 30, 2012. In this regard, tell us in detail of the factors that you considered in determining the amount of the valuation allowance. For instance, we note that you established a valuation allowance of $1.1 billion related to $5 billion of capital loss carryforwards that will not expire.

We considered the guidance in Accounting Standards Codification– “Income Taxes” topic 740-10-30-16 through 25 in determining our valuation allowance as follows:

Capital loss carryforwards

As of June 30, 2012 the Company has significant capital loss carryforwards in the United Kingdom (“UK”) and Australia that have no expiration date. However, due to statutory definitions and requirements there are significant limitations on the use and realizability of capital loss carryforwards. For example, in Australia the definition of qualifying capital gains is narrow, and in the UK many gains are exempt from taxation. Currently, there are no material assets in either jurisdiction that would give rise to capital gains treatment, and coupled with the statutory restrictions, the Company does not have the ability to conclude that it has qualifying capital gains. In assessing the need for a valuation allowance for the capital loss carryforwards,

the Company considered the local statutory requirements, and the probabilities of realization of qualifying capital gains in the appropriate jurisdictions to realize the capital loss carryforwards. Accordingly, the Company has concluded that it is more likely than not that these capital losses will not be realized and a valuation allowance of $1.136 billion is required as of June 30, 2012.

Outside Basis Differences

The Company has recorded deferred tax assets related to the outside basis differences of certain equity investments where the tax basis exceeds book basis as of June 30, 2012. If these equity investments were to be sold at their book value (ASC 740-10-25-20), the sale would result in capital losses and since there are no material assets in jurisdiction that would give rise to capital gains needed to benefit the capital losses, the Company has concluded that it is more likely than not that these deferred tax assets will not be realized and we have recorded a valuation allowance of approximately $736 million.

Foreign Tax Credit Carryforwards

Foreign tax credit carryforwards may only be utilized to offset the portion of the Company’s earnings in the U.S. which are considered to be foreign source. The statute requires utilization of all foreign tax credits generated in the current year before the Company is able to utilize any of its carryforwards. In addition, there is a time limit on the ability to utilize foreign tax credit carryforwards. While the Company has been generally able to benefit from foreign tax credits generated in the current year, absent significant one-time transactions outside of the normal course of business (i.e. arising from the foreign sale of a business), the Company has not been able to benefit foreign tax credit carryforwards. Without projected substantial growth in our foreign business, which pursuant to ASC 740-10-30-23 would not be sufficient to overcome the objective verifiable historical experience, the Company has concluded that it is more likely than not that these tax assets will not be realized and we have recorded a valuation allowance of $657 million.

Net Operating Loss Carryforwards

The Company also has recorded valuation allowances for net operating loss carryforwards (NOLs) in specific jurisdictions, such as Hong Kong and certain US state and local tax jurisdictions that generated operating losses over the past several years and have little or no evidence of future taxable income. There are no deferred tax liabilities in these entities that would generate future taxable income or non-NOL deferred tax assets that would require incremental valuation allowances. There are no viable tax planning strategies in place that offer positive evidence for the utilization of the NOLs. The Company has concluded that it is more likely than not that these tax assets will not be realized and we have recorded a valuation allowance of approximately $171 million.

4. We note that your line item “permanent differences and other” effected your income tax rate by 13% for the year ended June 30, 2012. Please tell us what is included in permanent differences and other. If any individual items are 5% or greater of the amount computed by multiplying the income before tax by the applicable statutory Federal income tax rate, disclose each individual item in accordance with Rule 4-08(h) of Regulation S-X.

We note that the relative rate effect of the category entitled “permanent differences and other” for the year ended June 30, 2012 was increased by the significantly lower level of pre-tax income in fiscal 2012 versus prior periods. Further, we acknowledge the Staff’s comment and in future filings will disclose items over the threshold for all periods.

The principal components in the line item “permanent differences and other” of 13% for the year ended June 30, 2012 are:

1.	A decrease to the statutory rate of 7% due to special deductions available to corporations for qualified US domestic production activities.

2.	A decrease to the statutory rate of 3% due to the elimination of the tax effects of income attributable to non-controlling interests.

3.	A decrease to the statutory rate of 3% due to losses utilized from certain foreign operations from tax deductions arising from a corporate restructuring. In addition, these operations had foreign tax credits available resulting in a further decrease to the statutory rate of 3%.

4.	An increase to the statutory rate of 3% from valuation allowance movements due to current year operations.

There are no other items that exceed the threshold prescribed by Rule 4-08(h) of Regulation S-X.

The Company’s acknowledgement of the statements for which you requested acknowledgement in the Comment Letter is set forth in the attached letter.

* * * * * * * *

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan Lovells US LLP

May 29, 2013

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Mr. Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	News Corporation
Form 10-K for the Year Ended June 30, 2012
Filed August 14, 2012
File No. 1-32352

Dear Mr. Spirgel:

In connection with responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated May 8, 2013 with respect to the above-referenced Form 10-K for the fiscal year ended June 30, 2012 filed with the Commission on August 14, 2012 (File No. 1-32352), News Corporation (the “Company”) hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact the undersigned at (212) 852-7724.

Sincerely,

/s/ Janet Nova
Janet Nova
Senior Vice President and
Deputy General Counsel
News Corporation